Exhibit 16.1

 June 17, 2016

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Ladies and Gentlemen

We have read item 4.01 of Form 8-K dated June 17, 2016, of Insulet Corporation and are in agreement with the statements contained in the second, third and fourth paragraphs of Item 4.01 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.